UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number 001-37965

TiGenix

Romeinse straat 12

3001 Leuven, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes   ☐                No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes   ☐                No   ☒

ITEM 1 — INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the condensed consolidated financial statements as of and for the six-month period ended June 30, 2017 prepared and presented in accordance with International Accounting Standard (IAS) 34 (Interim Financial Reporting) as issued by the International Accounting Standards Board (IASB).

ITEM 2 — EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description

99.1

Condensed consolidated financial statements as of and for the six-month period ended June 30, 2017 prepared and presented in accordance with International Accounting Standard (IAS) 34 (Interim Financial Reporting) as issued by the International Accounting Standards Board (IASB).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIGENIX

Date: December 22, 2017

	By:	/s/ Eduardo Bravo
		Name:	Eduardo Bravo Fernández de Araoz
		Title:	Chief Executive Officer

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